Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: March 14, 2016

The following message was sent to associates across Delhaize Group on March 14, 2016.

Delhaize Group shareholders approve merger with Ahold

Dear Colleagues,

I am pleased to announce that we have achieved a key milestone in our journey to create Ahold Delhaize.

At a special meeting today in Brussels, the shareholders of Delhaize Group approved the proposed merger with Ahold. 61.7 percent of all outstanding Delhaize ordinary shares were represented, and the merger was approved by approximately 96.2 percent of the votes cast. At a separate meeting today in the Netherlands, Ahold shareholders gave their approval as well.

This outcome moves us one step closer to completion of the merger. Though we still need authorization from the competition authorities in the United States and Belgium, those processes are underway and the merger is on track for completion in the middle of this year.

Today's vote clearly demonstrates that shareholders recognize the benefits of combining two successful, complementary companies. Indeed, Ahold Delhaize will be one of the largest grocery retailers in the world, with a portfolio of trusted local brands and more than 375,000 associates serving 50 million customers every week in the U.S. and Europe.

As Delhaize Group Chairman Mats Jansson stated in our press release (please see the attachment), the merger "will create a stronger and more innovative food retail company, with enhanced scale and increased relevance in local communities."

With months of integration planning behind us, it is obvious that Ahold and Delhaize Group share similar values and proud histories. Together, we will make Ahold Delhaize an even more attractive place to work, with diverse and compelling career development opportunities.

As a reminder, until the actual completion of the merger, Ahold and Delhaize Group remain separate companies and competitors. It is vital that we stay focused on running our business and continuing our solid start to 2016.  Even after shareholder approval and merger clearance by the competition authorities in Belgium and the U.S., all Delhaize associates are required to observe the attached do's and don’ts.

We announced the proposed merger with Ahold last June, and I realize that waiting for decisions and answers is not easy. On behalf of the Delhaize Group Board of Directors and the Executive Committee, I thank you for your hard work and dedication as we continue the important transition to build a stronger, more competitive new company.

Sincerely yours,

Frans Muller President and CEO Delhaize Group

Do’s and don’t Delhaize Group DO act independently and as separate, competing companies DO let colleagues, customers, suppliers and other partners know about the proposed combination, when appropriate – be sure to refer to prepared materials on www.adcombined.com DO direct all questions from non-business related third parties (e.g. media, public authorities) to the appropriate department that is authorized to respond to such requests DON’T collaborate with the other party’s associates in a way that you wouldn’t with associates of other competitors; if in any doubt, refer to your ethical code / code of conduct DON’T create the appearance of a combined business (e.g. by jointly approaching customers, suppliers or other stakeholders) DON’T exchange commercially sensitive information such as prices, information on products or future marketing plans with associates of the other party, unless through a formal clean team work stream DON’T coordinate business decisions or align business behavior in the market DON’T modify or replace signage, branding, etc. DON’T disclose any information that is not publicly available.  Each party’s obligation to observe confidentiality continues to apply until completion

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about February 5, 2016. On March 14, 2016, Ahold's and Delhaize's respective shareholders each approved the proposed transaction at their respective extraordinary general meetings of shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.